APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Los Jefes: Next Level Eats is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Los Jefes: Next Level Eats is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Los Jefes: Next Level Eats to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Los Jefes: Next Level Eats operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

Los Jefes: Next Level Eats is a newly established entity and has no history for prospective investors to consider.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Los Jefes: Next Level Eats and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Los Jefes: Next Level Eats is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Los Jefes: Next Level Eats might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Los Jefes: Next Level Eats is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

UNINSURED LOSSES

Although Los Jefes: Next Level Eats will carry some insurance, Los Jefes: Next Level Eats may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Los Jefes: Next Level Eats could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Los Jefes: Next Level Eats's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Los Jefes: Next Level Eats needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Los Jefes: Next Level Eats is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Los Jefes: Next Level Eats fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Los Jefes: Next Level Eats, and the revenue of Los Jefes: Next Level Eats can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Los Jefes: Next Level Eats to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.